EXHIBIT 4

Description of Capital Stock

The following is a summary of information concerning capital stock of West Bancorporation, Inc. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Restatement of the Restated Articles of Incorporation of West Bancorporation, Inc., or Articles of Incorporation, and the Amended and Restated Bylaws of West Bancorporation, Inc., or Bylaws, each of which are incorporated by reference as an exhibit to this Annual Report on Form 10-K of which this Exhibit 4 is a part.

Common Stock

General. The Company is authorized to issue 50,000,000 shares of common stock with no par value per share.

Dividend Rights. Holders of our common stock are entitled to receive any cash dividends that may be declared by our board of directors. We are subject to the limitations of the Iowa Business Corporation Act and various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. Subject to these restrictions, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon our earnings and financial condition, our capital requirements and those of our subsidiary, regulatory conditions and considerations and other factors as our board of directors may deem relevant. No cash dividends will be paid with respect to our common stock for any period unless dividends for the same period, and any accumulated but unpaid dividends, with respect to any outstanding series of our preferred stock having preferential rights with respect to dividends have been paid.

Voting Rights. Each share of common stock entitles the holder thereof to one vote per share on all matters on which the holders of our common stock are entitled to vote. The common stock does not have cumulative voting rights.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preemptive Rights. The holders of our common stock have no preemptive rights.

Miscellaneous. Shares of our common stock are not convertible into shares of any other class of capital stock. The issued and outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

General. The Company is authorized to issue up to 50,000,000 shares of preferred stock, $0.01 par value per share, from time to time in one or more series. The board of directors, without further approval of our shareholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Description of Certain Provisions of Our Articles of Incorporation, Our Bylaws and Iowa Law
Certain provisions of our Articles of Incorporation and our Bylaws may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the then current market price for the shares held by shareholders. These provisions are summarized in the following paragraphs.

Authorized Shares of Capital Stock. Authorized but unissued shares of common stock and preferred stock under our Articles of Incorporation could (within the limits imposed by applicable law and Nasdaq Global Select Market rules) be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some shareholders.
Limitations on Right to Call Special Meetings; Shareholder Proposal Notice Requirements. Under our Bylaws, special meetings of our shareholders may be called by our Chief Executive Officer, President or a majority of our board of directors. Our shareholders are entitled to request that a special meeting of shareholders be convened only upon the request by the holders of at least 50 percent of all the outstanding shares of the Company entitled to vote at the meeting. These provisions could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities. Additionally, our Articles of Incorporation and Bylaws require that shareholder proposals meet certain advanced notice and minimum informational requirements. These provisions could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities.
Sole and Exclusive Forum. Our Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the state or federal courts in Polk County, Iowa shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or its stockholders, (iii) any action asserting a claim arising pursuant to the Iowa Business Corporation Act, our Articles of Incorporation or our Bylaws or (iv) or any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named therein as defendants therein. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce such a provision, and our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our Bylaws. This choice of forum provision, if enforced, may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of our Bylaws to be inapplicable or unenforceable.
Iowa Law. The Iowa Business Corporation Act contains an anti-takeover provision referred to as the “business combinations with interested shareholders” provision. This provision prevents a corporation from engaging in any business combination with an “interested shareholder” (as defined in the Iowa Business Corporation Act) for a period of three years following the time that the shareholder became an interested shareholder, unless one of the following conditions applies: (i) prior to the time that the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested shareholder.

Moreover, under Section 490.1108A of the Iowa Business Corporation Act, in determining what he or she believes to be in the best interests of the Company when considering an acquisition, merger or similar proposal, a director may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, creditors, customers, and the communities in which we operate as well as “long-term [and] short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.” The Iowa Business Corporation Act also provides that “[c]onsideration of any or all of the community interest factors is not a violation of the business judgment rule or of any duty of the director to the shareholders, or a group of shareholders, even if the director reasonably determines that a community interest factor or factors outweigh the financial or other benefits to the corporation or a shareholder or group of shareholders.” This provision may have anti-takeover effects in situations where the interests of our stakeholders, other than shareholders, conflict with the short-term maximization of shareholder value.
In addition, the Iowa Business Corporation Act permits an Iowa corporation to issue stock rights or options in connection with a defense against a hostile acquisition. Such defense is commonly called a “Shareholder Rights Plan.” Generally, a Shareholder Rights Plan allows a company to issue stock rights or options on favorable terms upon the consummation of a merger or similar transaction. The rights or options are issued to outstanding shareholders and may be canceled or redeemed by the board of directors for a nominal sum. If not canceled or redeemed, those rights or options can make a takeover unduly expensive. Consequently, a Shareholder Rights Plan has the effect of encouraging an acquirer to negotiate with our board of directors on a potential sale.
Federal Law Restrictions. The Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring “control” of a bank holding company, such as the Company, unless:

•	the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) has been given 60 days prior written notice of the proposed acquisition; and

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within that time period, the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for an additional 30 days the period during which such a disapproval may be issued or unless the acquisition otherwise requires Federal Reserve Board approval. An acquisition may be made before expiration of the disapproval period if the Federal Reserve Board issues written notice that it intends not to disapprove the action. It is generally assumed that the acquisition of more than 10 percent of a class of voting stock of a bank holding company with publicly held securities, such as the Company, would constitute the acquisition of control.

In addition, any company would be required to obtain Federal Reserve Board approval before acquiring 25 percent or more of our outstanding voting stock. If the acquirer is a bank holding company, this approval is required before acquiring 5 percent of our outstanding common stock. Obtaining “control” over the Company would also require Federal Reserve Board prior approval. “Control” generally means:

•	the ownership or control of 25 percent or more of any class of voting securities of a bank holding company;

•	the ability to elect a majority of the bank holding company’s directors; or

•	the ability otherwise to exercise a controlling influence over the bank holding company’s management and policies.

In evaluating an application for acquiring control over the Company, the Federal Reserve Board would consider a number of factors, including whether the acquisition would lessen competition, the financial and managerial resources of the applicant and the Company and the competence, experience, and integrity of the officers, shareholders, and directors of the applicant. Additionally, under the Bank Holding Company Act of 1956, as amended, an entity which acquires control of a bank holding company, such as the Company, would have its activities limited to those financial activities which are closely related to banking.